FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

Toronto Stock Exchange – FR	February 26, 2009
Pink Sheets – FRMSF
Frankfurt – FMV (WKN: A0LHKJ)

Resource Disclosure Clarification

FIRST MAJESTIC SILVER CORP. (FR-T) ("First Majestic" or the "Company") In connection with the filing of the Company’s Amended and Restated Preliminary Short-Form Prospectus for an offering of $17,000,000, the British Columbia Securities Commission has requested that certain disclosure by the Company be clarified. The Company wishes to clarify the disclosure in its news releases dated December 23, 2008, January 13, 2009 and February 17, 2009.

In respect of the January 13, 2009 news release, the Company advises that it added Resources and Reserves in compiling its global resource figures. Also, the news releases issued on December 23, 2008, January 13, 2009 and February 17, 2009, added Inferred Resources to other categories of Reserves and Resources. These practices are not permitted under NI 43-101 and the Company has now discontinued this practice. The disclosure in each of the news releases and the Company's technical reports as to each separate category of Resources or Reserves are accurate as of their respective dates, however prior disclosure of global resources and total resources should not be relied upon.

The Company's independent Qualified Persons under the policies of National Instrument 43-101 who have reviewed the contents of this news release and who authored the most recent qualifying report are Leonel López, C.P.G., P.G., and Richard Addison P.E., Principal Process Engineer, of Pincock Allen & Holt, who are employees of PAH and are independent of the Company.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of First Majestic Silver Corp. are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.